UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 29, 2017

(Date of Report (Date of earliest event reported))

1st stREIT Office Inc.

(Exact name of registrant as specified in its charter)

Maryland	81-4602947
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11601 Wilshire Boulevard, Suite 1690, Los Angeles, CA	90025
(Address of principal executive offices)	(ZIP Code)

(310) 421-1030

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.             Other Events

Modification of the Dividend Policy

On September 29, 2017, the Board of Directors (the “Board”) of 1st stREIT Office Inc. (the “Company”) modified the Company’s policy with regards to the payment of dividends to provide that dividends, if and when declared by the Board, are expected to be declared and paid on a quarterly basis, or more or less frequently as advised by the Company’s manager, SW Manager, LLC (the “Manager”), based on a record date to be established by the Board, which currently is expected to be on or around the last day of each quarter or other such period, instead of based on daily record dates. The Board believes that this change is beneficial to the Company’s stockholders and will enable the Company to more efficiently and cost-effectively administer dividend payments. As disclosed in the Offering Circular filed by the Company with the Securities and Exchange Commission (the “SEC”) on September 13, 2017 (the “Offering Circular”), any dividends the Company makes will be following consultation with the Manager, and will be based on, among other factors, the Company’s present and reasonably projected future cash flow. The Board expects that it will set the rate of dividends at a level that will be reasonably consistent and sustainable over time. Neither the Company nor the Manager has pre-established a percentage range of return for dividends to stockholders. The Board has not established a minimum distribution level, and the Company’s charter does not require the Company to pay dividends to its stockholders.

Declaration of Dividend

On September 29, 2017, the Board declared a regular quarterly cash dividend of $0.25 per share of common stock for the period from July 1, 2017 to September 30, 2017. The dividend will be payable on October 2, 2017 to stockholders of record as of the close of business on September 29, 2017. The Company, as general partner of 1st stREIT Office Operating Partnership LP (the “Operating Partnership”), concurrently declared the same distribution per Common Unit of the Operating Partnership.

The quarterly cash dividend equates to approximately 10.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price.  While the Board  is under no obligation to do so, the annualized basis return assumes that the Board will declare dividends in the future similar to the dividends disclosed herein and a constant per-share purchase price of $10.00 per share.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Circular, as such factors may be updated from time to time in our periodic filings and Offering Circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

1st stREIT Office Inc.

By:	/s/ Jeffrey Karsh
Name:	Jeffrey Karsh
Title:	Chief Executive Officer

Date:	September 29, 2017